EXHIBIT A

Financial Statements



SKYBOUND HOLDINGS LLC, AND SUBSIDIARIES,
CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2022 AND 2021

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Skybound Holdings LLC and subsidiaries:

Opinion

We have audited the accompanying consolidated financial statements of Skybound Holdings LLC and subsidiaries, (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2022 and 2021, and the results of their operations and their cash flow for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about, the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
March 31, 2023

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,		2022		2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	26,471,217	$	20,901,009
Accounts receivable, net		18,503,433		15,973,195
Distributed product receivable, (Notes 2 and 14)		29,132,575		-
Due from related parties		400,829		1,542,499
Inventories, net (Notes 2 and 3)		3,881,604		3,933,297
Software and IP development costs, net (Notes 2 and 4)		4,541,679		456,700
Contract costs to related parties		1,910,889		792,857
Prepaid expenses and other current assets		1,665,052		853,863
Total current assets		86,507,278		44,453,420
Property and equipment, net		398,507		577,683
TV / Film development costs, net (Notes 2 and 4)		3,486,961		469,639
Non-current software and IP development costs, net (Notes 2 and 4)		430,078		1,863,730
Non-current due from related parties		1,763,304		-
Deferred tax asset (Notes 2 and 15)		-		4,326,679
Equity-method investment (Notes 2 and 6)		16,378,011		1,609,162
Derivative asset Notes 2, 6 and 7)		23,712,193		4,129,874
Investments, at cost (Notes 2 and 7)		3,339,650		80,000
Right of use assets (Notes 2 and 13)		6,619,881		-
Other non-current assets (Notes 2 and 13)		1,482,781		2,501,581
Total assets	$	144,118,644	$	60,011,768
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,054,222	$	1,820,266
Distributed product payable (Notes 2 and 14)		37,346,938		-
Accrued liabilities (Note 8)		7,027,393		3,503,777
Lease liability, short-term (Notes 2 and 13)		1,161,714		-
Accrued royalties to related parties (Note 12)		1,898,684		1,911,705
Deferred revenue, short-term (Notes 2 and 14)		8,524,972		7,675,444
Tax liabilities		906,132		441,052
Other current liabilities		795,329		647,252
Total current liabilities		58,715,384		15,999,496
Lease liability, long-term (Notes 2 and 13)		5,603,263		-
Deferred tax liability (Note 15)		451,976		-
Deferred revenue, long-term (Notes 2 and 14)		3,439,767		3,604,869
Total liabilities		68,210,390		19,604,365
Commitments and contingencies (see Note 13)				
Members' equity:				
Preferred Interests		43,807,095		41,385,952
Common Interests		1,011,902		667,331
Additional paid-in capital		2,782,990		207,694

Accumulated other comprehensive income (loss)		544,966		(20,664)
Retained earnings (accumulated deficit)		27,121,499		(2,775,262)
Members' equity of Skybound Holdings LLC and subsidiaries		75,268,452		39,465,051
Noncontrolling interest		639,802		942,352
Total members' equity		75,908,254		40,407,403
Total liabilities and members' equity	$	144,118,644	$	60,011,768

See accompanying notes to consolidated financial statements.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,		2022		2021
Revenue	$	107,589,467	$	64,386,320
Cost of revenue		65,875,704		33,863,197
Gross profit		41,713,763		30,523,123
Operating expenses:				
Sales and marketing		8,919,539		6,392,231
General and administrative		18,052,132		13,020,589
Research and development		2,795,539		2,731,380
Total operating expenses		29,767,210		22,144,200
Income from operations		11,946,553		8,378,923
Other income (expenses):				
Interest income		21,547		11,034
Interest expense		(108,475)		(108,047)
Foreign currency exchange		(527,232)		66,981
Paycheck protection program loan forgiveness		-		1,587,951
Change in fair value of derivative		10,695,457		1,415,471
Initial fair value derivative		15,914,646		-
Other non-operating income (expense)		298,692		23,711
Total other income		26,294,635		2,997,101
Income before income taxes		38,241,188		11,376,024
Income taxes		8,319,502		2,347,149
Net Income	$	**29,921,686**	$	**9,028,875**
Net loss attributable to noncontrolling interests		(302,550)		(546,801)
Net Income Attributable to Skybound Holdings LLC and subsidiaries	$	**30,224,236**	$	**9,575,676**
Other comprehensive income, net of provision for income taxes:				
Foreign currency translation gain		565,630		25,638
Comprehensive income	$	30,789,866	$	9,601,314
Basic net income per interest	$	35.56	$	11.25
Diluted net income per interest	$	29.49	$	9.85
Weighted average interests outstanding - basic		849,945		851,414
Weighted average interests outstanding - diluted		1,024,827		972,026

See accompanying notes to consolidated financial statements.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022

	Preferred Interests		Common Interests		Additional paid-in capital	Retained Earnings (accumulated deficit)	Accumulated other comprehensive income / (loss)	Total Skybound Holdings LLC Equity	Noncontrolling Interests	Total Members' Equity
	Interests	Amount	Interests	Amount						
Balance, December 31, 2020	68,158	23,253,839 $	856,872	97,331 $	0 $	(7,892,847)	(46,302) $	15,412,021 $	238,839	15,650,860 $
Equity-based compensation (see Note 10)	-	-	-	-	207,694	-	-	207,694	-	207,694
Proceeds from sales of preferred interests	61,982	18,128,208		-	-	-	-	18,128,208	-	18,128,208
Redemption of common interests	-	-	(9,034)	-	-	(2,625,680)	-	(2,625,680)	-	(2,625,680)
Acquisition of noncontrolling interests	-	-	2,286	570,000	-	(1,820,314)	-	(1,250,314)	1,250,314	-
Vesting of warrants	460	3,905		-	-	-	-	3,905	-	3,905
Foreign currency translation adjustment, net	-	-	-	-	-	-	25,638	25,638	-	25,638
Other	-	-	-	-	(12,097)	-	-	(12,097)	-	(12,097)
Net income	-	-	-	-	9,575,676		-	9,575,676	(546,801)	9,028,875
								0		
Balance, December 31, 2021	130,600	41,385,952 $	850,124	667,331 $	207,694 $	(2,775,262)	(20,664) $	39,465,051 $	942,352	40,407,403 $
Equity-based compensation (see Note 10)	-	-	-	-	2,048,870	-	-	2,048,870	-	2,048,870

Proceeds from sales of preferred interests	8,870	2,417,299	-	-	-	-		-	2,417,299	-		2,417,299
Redemption of common interests	-	-	(1,100)	-	-	(327,475)		-	(327,475)	-		(327,475)
Acquisition of noncontrolling interests	-	-	-	-	1,112,241	-		-	1,112,241	-		1,112,241
Vesting of warrants	453	3,844	-	-	-	-		-	3,844	-		3,844
Foreign currency translation adjustment, net	-	-	-	-	-	-		565,630	565,630	-		565,630
Exercise of options	-	-	1,488	344,571	(585,815)	-		-	(241,244)	-		(241,244)
Net income	-	-	-	-	-	30,224,236		-	30,224,236	(302,550)		29,921,686
Balance, December 31, 2022	139,923	43,807,095 $	850,512	1,011,902 $	2,782,990 $	27,121,499	$	544,966 $	75,268,452 $	639,802 $	$	75,908,254

See accompanying notes to consolidated financial statements.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,		2022		2021
Cash Flows from Operating Activities:				
Net income	$	29,921,686	$	9,028,875
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation		1,611,688		990,877
Unrealized gains in investments		(27,412,604)		(1,415,471)
PPP loan forgiveness		-		(1,587,951)
Realized foreign currency exchange gains		565,630		(66,981)
Equity based compensation		3,164,955		207,694
Amortization of prepaid		930,556		2,503,368
Deferred income taxes		4,778,655		-
Changes in operating assets and liabilities:				
Accounts receivable, net		(3,151,872)		(8,429,841)
Distributed product receivable, (non-revenue)		(29,132,575)		-
Inventories, net		51,693		(1,840,527)
Prepaid expenses and other current assets		132,312		(2,933,778)
Capitalized software and IP development costs		(2,878,011)		(2,306,934)
Capitalized TV /film development costs		(3,017,322)		(469,639)
Contract costs to related parties		(1,118,032)		-
Accounts payable		(766,044)		(1,268,323)
Payments on leases		(969,777)		-
Distributed product payable		37,346,938		-
Accrued liabilities and other liabilities		3,658,672		(780,225)
Tax liabilities		465,080		783,013
Deferred revenue		684,426		7,355,913
Net cash provided/(used) in operating activities	$	14,866,054		(229,930)
Cash Flows from Investing Activities				
Purchase of property and equipment		(199,973)		(292,644)
Purchase of long term investments		(10,948,214)		(1,641,467)
Net cash provided/(used) in investing activities	$	(11,148,187)		(1,934,111)
Cash Flows from Financing Activities				
Repayment of line of credit		-		(595,716)
Proceeds from PPP loans		-		230,170
Proceeds from sale of preferred interests		2,574,839		18,128,207
Cash paid for offering costs		(157,540)		-
Taxes paid for cashless exercise		(241,244)		-
Redemption of common interests		(327,475)		(2,625,680)
Net cash provided/(used) by financing activities	$	1,848,580		15,136,981
Effect of exchange rate changes on cash		3,761		(81,608)
Net increase in cash	$	5,570,208		12,891,332
Cash - Beginning of Year		20,901,009		8,009,677
Cash - End of Year	$	26,471,217	$	20,901,009

See accompanying notes to combined financial statements.

1. **ORGANIZATION AND NATURE OF BUSINESS**

    Skybound Holdings LLC, and subsidiaries (the "Company"), formed on June 2, 2010 as a California limited liability company ("LLC"), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies and serves customers worldwide. On December 1st, 2022 the Company changed its name from Mr. Mango, LLC to Skybound Holdings LLC.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Principles of Consolidation The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories LLC, Viltrumite Pants LLC, This is JoJo LLC, Boaty Boat Boat LLC, El El See LLC, Itchy Waters LLC, Blah Blah Boys LLC, Tea Hot LLC, HowYaKnow LLC, Fakakta Inc, Shoe Leather Digital Inc, Skybound Game Studios Inc., Skybound Interactive LLC, IBO LLC, Skybound Japan KK and Skybound LLC and are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

    The Company, directly or through its subsidiaries, have majority owned subsidiaries including the accounts of Skybound Galactic, LLC and Skybound Stories, Inc. The ownerships interest not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

    Collectively, all the companies above are referred to as the "Company" throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

    The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the company. The Company consolidates all entities which the Company holds a controlling financial interest. For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees' operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity's economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company does not have the power to direct activities of B&C. The Company does not have the obligation to absorb losses or rights to receive benefits. The Company has a variable interest in B&C through a loan guarantee (see Note 8).

    The determination of whether an entity is a VIE is based on the amounts and characteristics of the entity's equity discussed in New Developments Summary 2017-03, "Step-by-step approach to applying the VIE consolidation model: Updated for ASU 2015-02, *Amendments to the Consolidation Analysis,*" discusses a step-by-step approach to determining whether a legal entity is a VIE and, if so, whether a reporting entity is the primary beneficiary of the VIE and should, therefore, consolidate the VIE under the guidance in ASC 810. Following this guidance, B&C would not need to be reflected in the consolidated financial statements.

    Noncontrolling Interests The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, *Consolidation*, which requires that noncontrolling interests be reported as a separate component of members' equity and that net income or loss attributable to the noncontrolling interests and net income or loss attributable to the members of the Company be presented separately on the consolidated statements of income and comprehensive income.

    Use of Estimates The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements include the capitalization and recovery of software and TV / Film development costs, revenues from contracts with customers and estimates related to revenue recognition when recognition is based on the inputs/time spent on the project, certain accrued expenses, valuation of equity related grants, derivative assets, and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), which outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1. *Identify the Contract(s) with a Customer:* A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. The Company applies judgment in determining the customer's intent and ability to pay, which is based on a variety of factors including the customer's historical payment experience and for new customers credit and financial information pertaining to the customer.

2. *Identify the Performance Obligations in the Contract:* Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company must apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.

3. *Determine the Transaction Price:* The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depended on the nature of the variable consideration.

4. *Allocate the Transaction Price to the Performance Obligations in the Contract:* If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (SSP) basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. The consideration to be received is allocated among the separate performance obligations based on relative SSP' s. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. For subscription-based sales, if not sold stand-alone, the Company uses the residual method. Under the residual method, obligations with a SSP are first allocated their portion of consideration based on SSP and the amount remaining is applied to the remaining obligations.

5.   *Recognize Revenue:* The Company disaggregates its revenue streams by type of service into three major categories that depict the nature, amount, timing, and uncertainty of revenues and related cash flows. The following depicts the primary revenue streams and recognition policies:

The Company generates revenue from the following sources:

- Product Sales: The sale of physical and digital products are earned by the Company based on a predetermined sales price, The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

- Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company's IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). The license and services fees require the Company to allocate the transaction price to the deliverables based on cost inputs and comparable fees. Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

- Production and marketing services: Services revenues are fixed and determinable and is earned by the Company based on a predetermined amount. The service is delivered to the customers throughout the production schedule in exchange for stated rate, and as such this revenue is earned by the Company over time and recognized as a % of completion against actual costs. After production wraps, the Company does not have the remaining performance obligations related to producing services.

Impact of Coronavirus Pandemic In December 2019, a novel strain of coronavirus disease ("COVID- 19") was first reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. To date, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities to mitigate the spread of the virus, which have adversely impacted global commercial activity and have contributed to significant volatility in financial markets. The COVID-19 outbreak and associated responses could result in a material impact to the Company's future results of consolidated operations, cash flows and financial condition; however, at this time the extent to which COVID-19 may impact the Company's consolidated financial condition or results of operations is uncertain.

Cash and Cash Equivalents Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts, and the Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. Receivables are written off against the allowance for doubtful accounts in the year deemed uncollectible after all reasonable methods of collection have been exhausted. Allowance for doubtful accounts was deemed unnecessary as of December 31, 2022 and 2021.

Distributed Products Receivable The Company's distributed products receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 14 for details). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable, The Company has no right of offset as the Company's receivables and its developer/publisher payable are not with the same party.

Financial Instruments and Concentrations of Business and Credit Risk Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company's accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for doubtful accounts when these receivables become uncollectible. As of December 31, 2022 the Company had two customers that accounted for more than 10% of the Company's receivable balances. The loss of these customers would not have a significant impact on the Company's operations. As of December 2021, the Company had no significant customers that accounted for more than 10% of the Company's receivable balances.

Inventories Inventories consisting of work-in-process and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates average costing. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets, ranging from three to fifteen years.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, Equipment and vehicles	Three to ten years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statement of income for that period.

Recoverability of Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with FASB ASC Subtopic 360-10-35, *Property, Plant, and Equipment – Overall – Subsequent Measurement* ("ASC 360"). In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount that the carrying value of the asset exceeds its fair value. No impairment losses were recognized for the years ended December 31, 2022, and 2021.

Software Development Costs Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, this may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of research and development costs. Capitalized costs for products that are canceled or are expected to be abandoned are charged to Development Costs.

Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue. As the lifetime revenue amount is a project that can change with updated expectations, amortization can fluctuate each month. Our software development costs are generally amortized in full within 24 months.

Film and TV Costs Film and TV costs include direct costs incurred and capitalized in the production of a film, including costs related to the creation of the story. Amortization begins once a project is completed and starts generating revenue.

IP Development Cost Development costs incurred for intellectual property are capitalized. Amortization begins once a project is completed and starts generating revenue. Costs are reviewed periodically for impairment.

Equity-Method Investments The Company has investments accounted for under equity method because management believes the Company has significant influence, but not control. The Company recognized losses of $64,137 and $62,605 for the periods ending December 31, 2022 and 2021, respectively, resulting from the portion of net losses attributable to its ownership interest.

At-Cost Investments In accordance with FASB ASC Subtopic 321-10-35-2, *Investments – Others – Cost Method Investments*, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company will determine if the decline is other than temporary. If the decline is determined to be other than temporary, an impairment charge is recorded.

Derivative Instruments The Company accounts for free-standing derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheet at fair value. Changes in fair value of the derivative instruments are recorded in the consolidated statement of income and comprehensive income.

Fair-Value of Financial instruments Three different asset levels were introduced by the U.S. FASB to bring clarity to corporations' balance sheets. Level 1 assets include listed stocks, bonds, funds, or any assets that have a regular mark-to-market mechanism for setting a fair market value. These assets are considered to have a readily observable, transparent prices, and therefore a reliable fair market value. Level 2 assets are financial assets and liabilities that do not have regular market pricing, but whose fair value can be determined based on other data values or market prices. Level 3 assets are financial assets and liabilities considered to be the most illiquid and hardest to value. They are not traded frequently, so it is difficult to give them a reliable and accurate market price.

The Company's forward purchase contract to acquire equity shares of 5th Planet Games is considered a free-standing derivative reported at fair value. 5th Planet Games shares are traded at Euronext, thus their shares are considered to have a readily determinable fair value. We estimated the fair value based on the fixed price per share and the closing price per share. We determine this derivative is a Level 2 instrument. We initially recorded the derivative at $2,714,403 and increased it by $1,415,471 to $4,129,874 at December 31, 2021. We increased the fair value by $10,695,457 during the year ended December 31, 2022 due to the significant increase in the underlying shares of 5th Planet Games. Upon each tranche invested, we transferred the fair value of the tranche derivative to the investment account. At December 31, 2022, the estimated fair value of the remaining derivative was $7.8 million and related to the final tranche - see note 6.

The Company's warrant to acquire shares of a private company (see note 7) are accounted for at fair value.

As of December 31,			2022		2021
5th Planet Games	Level 2	$	7,797,546	$	4,129,874
Private company (note 7)	Level 3		15,914,647		-

Debt Issuance Costs Debt issuance costs paid in connection with obtaining our line of credit financing are capitalized in assets and amortized using the straight-line method. Debt issue costs incurred for term debt are capitalized and amortized using the effective-interest method over the term of the related financing.

Deferred Offering Costs Prior to the completion of an offering, direct offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Leases In February 2016, the FASB issued ASU No. 2016-02 ("ASC 842"), *Leases*, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements, as assets and liabilities on the balance sheet. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective transition approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Adoption of the new lease standard on January 1, 2022 had a material impact on the Company's consolidated balance sheet primarily related to the recognition of right-of-use assets of $7,625,736 and lease liabilities of $7,734,754 for operating leases in the consolidated balance sheet. The Company also reclassified deferred rent balances of $109,018 relating to the existing lease arrangements as of December 31, 2021, into the right-of-use asset balance as of January 1, 2022. The adoption of the new lease standard did not materially impact the Company's consolidated statements of income and comprehensive loss or cash flows.

The components of lease expense within the consolidated statement of operations for the year ended December 31, 2022 are as follows:

Lease Costs Components

Year ended December 31, 2022		
Operating lease costs	$	1,577,084
Short term and other lease costs		39,059
Total lease costs	$	1,616,143

Supplemental Cash Flows Information

	Year Ended
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 1,528,219
Non-cash additions to right-of-use assets and lease liabilities:	
Recognition of right-of-use assets for operating leases	$ 7,625,736

Other Supplemental Information

	December 31, 2022
Weighted-average remaining lease term in years	4.9
Weighted-average discount rate	8.8%

Advertising Advertising costs are expensed as incurred and amounted to $2,758,235 and $2,073,428 for the years ended December 31, 2022 and 2021. Advertising costs are included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

Equity Incentive Plan During 2018, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to key employees and board members. The incentive interests are subject to vesting over time or based on the Company's financial performance. FASB ASC Topic 718, *Compensation – Stock Compensation* ("ASC 718"), requires that all equity-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company granted 56,737 options as of December 31, 2022 and zero grants as of December 31, 2021.

Foreign Currency Matters The functional currency of the Company is the United States dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The financial statements of the Company's subsidiaries were translated to United States dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of income and comprehensive income.

Income Taxes The Company's operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flows to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in "ASC 740", *Income Taxes* which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2022 and 2021.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. As of December 31, 2022 and 2021, the Company had no accruals for interest and penalties, and no such interest or penalties were recognized for the year then ended.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs All costs of delivery are included in Cost of Sales. Delivery costs were $3,464,121 and $3,200,142 for the years ended December 31, 2022 and 2021, respectively.

Basic and Diluted Income Per Share (Interests) The Company follows Financial Accounting Standards Board ("FASB") ASC 260 Earnings per Share to account for earnings per share. Basic earnings per unit ("EPS") calculations are determined by dividing net income (loss) by the weighted average number of interests of common interests outstanding during the year. Diluted earnings per unit calculations are determined by dividing net income by the weighted average number of common interests and dilutive common interest equivalents outstanding. Dilutive common interest equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average unit price for each period.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common members for the years ended December 31, 2022 and December 31, 2021 respectively:

As of December 31,		2022		2021
Weighted average common shares outstanding interests in calculating basic earnings Common Interest	$	849,945	$	851,414
Effect of Series A and B Preferred Interests		138,204		101,624
Effect of Common Interest Appreciation Rights		5,212		18,988
Weighted average common shares outstanding used in calculating diluted earnings per Common Interest		1,024,827		972,026
Effect of outstanding options		31,466		
Net income as reported	$	30,224,236	$	9,575,676
Diluted income per Common Interest	$	29.49	$	9.85

Recently Issued Accounting Pronouncements In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases* (*Topic 842*) ("ASU 2016-02"). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the consolidated balance sheets for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of income. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)* (*"ASU 2016-13"*), which in conjunction with subsequent amendments issued by FASB amends the FASB's guidance on the impairment of financial instruments. The ASU adds to US GAAP an impairment model (known as the "current expected credit loss model") that is based on expected losses rather than incurred losses. For private companies, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the timing and impact of adoption on the Company's consolidated financial statements.

3. INVENTORIES

Inventories are net of reserves and consist of the following:

As of December 31,	2022	2021
Finished goods	$ 3,215,984	$ 2,797,089
Work-in-process	665,620	1,136,208
Inventories, net	$ 3,881,604	$ 3,933,297

4. SOFTWARE DEVELOPMENT AND CAPITALIZED PRODUCTION COSTS

The following table summarizes the components of software development and capitalized production cost balances:

		December 31, 2022		
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software development costs completed	1-2	$ 1,452,268	$ (1,133,688)	$ 318,580
Software development costs in process	n/a	4,292,826		4,292,826
Capitalized TV/Film production in process	n/a	3,486,961		3,486,961
Capitalized IP development in process	n/a	360,351	-	360,351
Total capitalized development and production costs		$ 9,592,406	$ (1,133,688)	$ 8,458,718

		December 31, 2021		
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software development costs completed	1-2	$ 456,700	$	$ 456,700
Software development costs in process	n/a	2,582,362	(718,632)	1,863,730
Capitalized TV/Film production in process	n/a	797,814	(328,175)	469,639
Total capitalized development and production costs		$ 3,836,876	$ (1,046,807)	$ 2,790,069

The software development costs in process pertain to video games that are expected to launch in 2023 and 2024.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2022	2021
Leasehold improvements	$ 59,028	$ 59,028
Furniture and fixtures	308,043	291,822
Computers	538,161	369,164
Machinery and equipment	942,536	927,782
Vehicles	300,000	300,000

Less: accumulated depreciation		(1,749,261)	(1,370,113)
Property and equipment, net	$	398,507	$ 577,683

Depreciation expense related to property and equipment was $379,148 and $263,470 for the years ended December 31, 2022 and December 31, 2021, respectively.

6. **EQUITY-METHOD INVESTMENTS**

5th Planet Games

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provides an opportunity for the Company and 5th Planet Games to bring other games to market. The Company has entered into separate commercial deals outside of the investment agreement. In August 2021, we purchased 21,677,765 shares at $0.069 per share or $1,500,000. As of December 31, 2021, the Company's ownership in 5th Planet Games was 16.9%.

In April 2022, we purchased 36,129,608 shares at $0.061 per share or $2,439,828. In August 2022, the Company completed three investment tranche payments for a total of 101,162,903 shares at $0.07 per share or $6,721,144, increasing the Company's ownership to 48.7%. As of December 31, 2022 the Company has significant control over 5th Planet Games. The final tranche payment will be in 2023 at which point the Company will have over 50% ownership in 5th Planet Games. This forward purchase agreement is accounted for as a derivative. We determined the estimated fair value in December 2022 and 2021 to be approximately $14.8 million and $4.1 million, respectively.

In August 2023, the Company has the obligation to make its fourth and final tranche to purchase additional interests of 50,581,452 shares which is estimated at approximately $3.4 million.

The Company has the opportunity to acquire additional shares at NOK 0.90, per share, in the event 5th Planet Games' market capitalization reaches the following amounts:

	Milestone Warrants	Upon Market Value of (NOK)	Upon Market Value of (USD Equity)
Tranche 1	4,241,438	$ 60,000,000	$ 6,708,000
Tranche 2	4,241,438	75,000,000	8,385,000
Tranche 3	4,241,438	100,000,000	11,180,000
Tranche 4	4,241,438	125,000,000	13,975,000
Tranche 5	14,138,130		
	31,103,882		

Mega Cat Studios

In August 2022, the Company entered into a multi-tranche investment and made the first tranche payment of $2,000,000 for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios, a private video game development company. Game development resources are extremely tight, so this investment allows the Company to lock in future product flow more reliably. As of December 31, 2022, the Company had 14.3% ownership of Mega Cat Studios. As discussed in note 18-Subsequent Events, the Company made its second tranche payment in February 2023. We determined that we have significant influence over operating decisions of Mega Cat Studios.

The Company is obligated to make the final tranche payments in 2023 as follows:

	Shares	Rate	Amount	Date	2021
Tranche 2	1,250,000	$ 1.20	$1,500,000	$ 14,825,331	Feb-23
Tranche 3	1,458,333	$ 1.20	$1,750,000	15,914,647	Jun-23

7. **INVESTMENTS, AT COST**

On May 8, 2017, the Company sold contract rights and IP assets to a private company for the total of $16.5 million and upon the earlier of (1) as of immediately prior to the consummation of a Liquidation Event or (2) May 8, 2022, the purchasing company would issue the Company a warrant to purchase 481,824 shares of the purchasing company's common stock at an exercise price of $0.01 per share. According to the agreement, the purchase price of $16.5 million as allocated as follows; $8,085,000 to the contract rights with a remaining term of approximately two years recognized as royalty income and $8,415,000 for purchase of IP rights recognized as other non-operating income.

The warrants did not specify any additional terms at date of grant in 2017. We determined the warrants had an uncertain date of issuance and an uncertain valuation. As a result, we deemed the value of the warrant to be indeterminable at the time, thus no value was assigned in May 2017. In May 2022, the warrant agreement was received by the Company. The warrants had an expiration date in May 2023. The warrant agreement provided for a cashless exercise provision which resulted in the warrant to be accounted for as a derivative at fair value under ASC No. 815 "Derivatives and Hedging". At December 31, 2022, the investment's estimated fair value was $15.9 million resulting in an increase in the unrealized appreciation of $15.9 million.

C2X Investment

On March 10, 2022, the Company invested $750,000 in cryptographic tokens called C2X. Per the agreement, twelve months after the effective date the Company will start to receive $375,000, in the agreed upon crypto currency, every quarter, for two years.

Telltale Investment

On November 15, 2022, the Company entered into a simple agreement for future equity with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company invested $2,000,000.

8. **ACCRUED LIABILITIES**

The Company accrues for all expenses incurred but not billed.

As of December 31,		2022		2021
Accrued royalties and commissions	$	4,127,066	$	1,169,484
Accrued software development		760,913		881,892
Accrued compensation and related benefits		447,744		613,250
Accrued TV/film development		-		493,784
Accrued professional fees		246,988		201,426
Accrued distributed product payable		1,307,243		-
Accrued sales taxes, VAT and other		137,439		143,941
Accrued liabilities	$	7,027,393	$	3,503,777

The Company has a royalty agreement with one of its members (see note 11).

9. **LINE OF CREDIT**

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $8,000,000. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate shall in no event be less than 3.75% per annuum. The interest rate as of December 31, 2022 and 2021 was 7.25% and 3.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the

Company's negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on September 25, 2023. The outstanding balance on the line was $0 on both December 31, 2022 and 2022. The Company believes it is in compliance with or has received waivers for all of the restrictive covenants on December 31, 2022.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense.

10. BACKSTOP ARRANGEMENT

On September 25, 2020, the Company entered into an unsecured agreement with one of its members to advance up to $5,000,000 to East West Bank, the lender on the Company's revolving line of credit ("Backstop Note"). The Backstop Note accrues interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company is unable to repay its line of credit with East west Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note are able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Interest price.

In addition to the convertible note and as part of the Backstop arrangement, the Company issued 1,725 warrants to purchase Common interests in the Company for an exercise price of $10 The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. Fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

11. MEMBERS' EQUITY

Series A Preferred Interests During the year ended December 31, 2021, the Company issued Series A Preferred interests at a value of $290 per Interest. Preferred interests will receive preference in liquidation over Common interests up to $290 per interest, and then pro-rata with all members of the company, and their total return is capped at two times the liquidation preference. Holders of Series A Preferred interests are entitled to participate in non-liquidating distributions in proportion to each member pro-rata share. Preferred interests can convert into Common interests on a one-to-one basis, subject to certain anti-dilution adjustments upon the consent of the holders of at least two-thirds of the outstanding Series A Preferred interests or mandatorily upon Initial Public Offering. Series A Preferred interests also have certain voting privileges such as approval of mergers, liquidation of the company, creation of new securities, incurrence or guarantee of debt, changing the primary business of the Company, dividends or distributions, among others.

Series B Preferred Interests During the year ended December 31, 2022, the Company issued 8,870 Series B Preferred interests at a value of $290 per Interest. Certain Series B Preferred interests were also issued in 2021. Series B interests have liquidation, dividend, conversion and voting rights similar to Series A Interests except for conversion of Series B in Common interests is subject to approval by the holders of a majority of the outstanding Series B Preferred interests.

Common Interests Common interests were granted to the founding members of the Company. Once the liquidation preference has been met, Common interests can receive distribution pro-rata with all members according to the number of Interests held. The Company redeemed 1,100 and 9,034, Common Interests in 2022 and 2021 on a pro rata basis, respectively.

Warrants In connection with the issuance of Preferred Interests with one of its members, in December 2019, the Company issued 1,826 warrants to purchase Series A Preferred interests. The warrants have an exercise price per interest of $548 and an aggregate purchase price of $1,000,000. The warrants vest over four years in the following manner: 460 interests at December 13, 2020; 453 interests at December 31, 2021; 460 interests at December 31, 2022; and 453 interests at December 13, 2023. At December 31, 2021, the company had 913 warrants outstanding and 913 that are exercisable. The fair value of the warrants was estimated at issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $7,750, recorded in members' equity upon issuance as the warrants will be settled with Series A Preferred interests. The company recorded $3,844 in 2022 and $7,750 in 2021.

Acquisition on Noncontrolling Interests On November 24, 2021 Skybound Holdings LLC, LL increased its interest in Skybound Games Studios, Inc. from 70% to 100% by issuing "Common Interests" to the holders of the minority interests. Common interests are equivalent to common equity interests in the LLC per LLC Operating Agreement. The amount of Common Interests issued by the Company to both parties amount to 2,286.

On November 24, 2021 the Company also issued the sellers interest appreciation rights referred to as Common Interest Appreciation Right Interests (CIARs). Each seller received 13,031 CIAR Interests. 20% of CIAR vest immediately on the grant date, at the fair market value of $290, while 80% of granted CIARs vest quarterly over the period through July 1, 2025, according to the terms of Common Interest Appreciation Rights Agreement (CIAR Agreement). As of December 31, 2022, the CIARs were 50% vested. The grant date fair value of $5,561,206 was based on a market approach valuation of which $2,780,603 and $3,892,844 was yet to be amortized as of December 31, 2022 and 2021, respectively.

The Company recognizes the vesting of CIARs, post-acquisition date on November 24, 2021 as compensation expense for post-acquisition services, measured at fair value on the grant date The Company recognized $1,112,241 and $92,687 of expense in December 2022, and 2021, respectively. The Company will recognize the compensation expense ratably from the grand date of November 24, 2021 through the end of the vesting period of July 1, 2025.

Terms of CIAR agreement define certain contingent redemption by the Company including potential redemption of vested CIARs in cash.

Incentive Plan The Company has reserved 99,300 Common interests for issuance under the Company's 2019 Equity Incentive Plan.

In 2022, the Company granted and entered into agreements to issue 56,737 options under Company's 2019 Equity Incentive Plan. In 2022, 5,850 of those options were exercised through a cashless transaction, resulting in 1,488 interests issued.

On October 24, 2022 the managing members approved a forward interest split for which 7.18732 interests will be exchanged for each Common and Preferred interest held. All interests and related amounts have been retroactively restated for all periods presented.

Equity-Based Compensation The Company's 2019 Equity Incentive Plan (the "Plan") permits the granting of interest options to its employees, directors and consultants, for up to 99,300 Common interests. The purpose of the Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to acquire Interests in the Company. The Plan authorizes the use of both Incentive Stock Options and Non-Qualified Stock Options. The incentive interests are subject to vesting over time or based on the Company's financial performance. FASB ASC Topic 718, Compensation – Stock Compensation ("ASC 718"), requires that all share-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company granted 56,737 options for the year ended December 31, 2022, and as of December 31, 2022, 49,110 common interests were available for grant under the Plan.

The following is a rollforward of the outstanding options to purchase common interests:

Unvested Options Rollforward

	Common Options
Nonvested at December 31, 2021	-
Granted	56,737
Vested	(8,273)
Cancelled and forfeited	(6,548)
Nonvested at December 31, 2022	41,916

The below schedule shows how equity-based compensation is allocated:

Year ended December 31, 2022

Research and development	$	22,201	1%
Sales and marketing		1,144,157	56%
General and administrative		882,512	43%
Total	$	2,048,870	100%

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which requires the use of subjective assumptions regarding the fair value of common interests, expected volatility, expected term, risk free-rate and dividend yield as follows:

	Common Options		
	Shares	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life (Yrs.)**
Outstanding at December 31, 2021	-	$ -	-
Granted	56,737	145.16	10.0
Exercised	(5,850)	145.16	9.5
Canceled/Forfeited	(6,548)	145.16	9.5
Outstanding at December 31, 2022	44,339	$ 145.16	9.5

Fair Value of Common interests

Because there was no public market for the Company's common interests, the Company's management, with the assistance of a third-party valuation specialist, determined the fair value of the Company's common interests at the time of the grant of interests options by considering a number of objective and subjective factors, including the Company's actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company's common interests and preferred interests, the rights and preferences of the preferred interests and prospects of a liquidity event, among other factors. The fair value of the Company's common interests was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, *Valuation of Privately Held Company Equity Securities Issued as Compensation*.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its common interests.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

Using the Black-Scholes option pricing model, management has determined that the options have a value of $206.57 per option resulting in total compensation cost of $11,720,080. Compensation cost will be recognized over the eight-year service period that began January 1, 2022.

The following is a summary of a range of assumptions for options granted during the year ended December 31, 2022:

Assumptions for Equity-Based Compensation	
Risk-free interest rate	1.38% - 3.93%
Expected life (in years)	6.1 - 6.5
Dividend yield	-
Expected volatility	88% - 95%

Regulation A Offering On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the "*Securities Act*"), in connection with the sale of its limited liability company common equity interests, each of which are subject to the conditions set forth in "Securities Being Offered." The number of Interests subject to the Offering is 150,000, at a fixed price of $500 per Interest. The minimum purchase per investor is $500 (1 Interest). Additional purchases may be made in multiples of $500 (1 Interest). If the Company sells all 150,000 Interests offered, the gross proceeds will be $75,000,000. All funds raised will become available to the Company and will be used as described under "Use of Proceeds."

This Offering, which is not subject to the sale of any minimum number of Interests, is being conducted on a "best efforts" basis through a registered broker-dealer, which will be paid (i) a brokerage commission, in cash, of 6% of the first $20,000,000 of the aggregate Offering Price of all Interests sold in this Offering, 5% of the next $30,000,000 of the aggregate Offering Price of all Interests sold in this Offering, and 1.5% of all dollar value over $50,000,000 of the aggregate Offering Price of all Interests sold in this Offering (the "*Brokerage Commission*"); and (ii) a securities commission – that is, a commission paid in Interests – of 1.5% of all Interests sold in this Offering, provided the aggregate Offering Price of all Interests sold in this Offering is equal to or exceeds $25,000,000. No Company officer or director who introduces friends, family members and business acquaintances to any selling agent in this Offering will receive commissions or any other remuneration from any such sales.

Incremental direct costs incurred to issue interests classified as equity, such as underwriting, accounting and legal fees, printing costs, and taxes, will be treated as a reduction of the proceeds. Management salaries and other indirect costs related to the issuance will be expensed as incurred.

12. **RELATED PARTY TRANSACTIONS**

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2022 and 2021 amounted to $19,135,840 and $19,643,240, respectively. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2022 and 2021 were $90,813 and $89,032, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent due to B&C totaled $0 as of December 31, 2022 and 2021, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2022 and 2021, B&C owes the Company $387,348 and $217,201, respectively for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

In April 2022, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2022 amounted to $7,944,028. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2022 were $ 46,920 The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent due to Spicy totaled $0 as of December 31, 2022.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. As of December 31, 2022, Spicy owes the Company $0 for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $5,800,169 and $4,881,000 was incurred for the years ended December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2022 and 2021, the Company had an outstanding, related party, loan receivables in the amount of $1,776,785 and $300,000, respectively, The Company calculates interest ranging from 2.05% to 3.92% per annum. The loans can be paid off any time prior to their relative due dates.

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300,000, which is payable by Mr. Howe on demand by the Company. The Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500,000 and secured by a pledge of 1,000 common membership interests held by each such executive officer (or, in the case of David Alpert, the Peanut & Pookie Family Trust, and, in the case of Robert Kirkman, the Kirkman Family 2014 Trust).

The Company received revenues of $444,494 from Com2uS Corp. in 2022. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

13. **COMMITMENTS AND CONTINGENCIES**

Operating Leases The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through December 2026. Total rent expense to related parties was $1,560,902 for the year ended December 31, 2022 (see Note 12). Rent expense is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The balance of the operating lease right of use assets at December 31, 2022 is $7,625,736.

The following is a summary of future annual minimum lease payments on all operating leases as of December 31, 2022:

Future Minimum Lease Payments

Fiscal year:		
2023	$	1,700,862
2024		1,734,522
2025		1,753,999
2026		1,786,048
2027		618,594
Thereafter		789,575
Total undiscounted future lease payments		8,383,600
Less: imputed interest		(1,618,623)
Less: current portion of lease liabilities		(1,161,714)
Long-term lease liabilities	$	5,603,263

Litigation the Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The company addresses such possible infringement in the ordinary course of business consistent with advice of the Company's counsel.

The corporate headquarters was served with a civil lawsuit on January 15, 2021 alleging negligence that led to a trip and fall on the sidewalk outside of the corporate headquarters building. Neither the Company nor any Company Subsidiary is a party to any material litigation at this time. The Company is making this disclosure for informational purposes.

In January 2022, a lawsuit was filed in federal court against a principle of Mr. Mango, LLC by a colorist who performed services on a comic book. Neither Mr. Mango, LLC nor any of its subsidiaries are parties to the lawsuit, however, the lawsuit does list a principle of Mr. Mango, LLC and the Company's subsidiaries commercialize the involved IP.

14. **REVENUES**

The company generates revenue primarily through the sale of physical and digital product, licensing and royalties, and certain services, including production and marketing services. In accordance with ASC 606, the following table represents a disaggregation of the Company's revenue as of December 31, 2022 and as of December 31, 2021:

For the Year Ended December 31,	2022	%	2021	%
Physical product sales	$ 25,011,464	23%	$ 24,581,346	38%
Digital product sales	6,706,877	6%	5,315,468	8%
Licensing and royalty	27,754,936	26%	22,675,181	35%
Services	43,919,631	41%	10,242,561	16%
Other	4,196,559	4%	1,571,764	2%
Net sales	$107,589,467	100%	$ 64,386,320	100%

The following table represents the Company's revenue as of December 31, 2022 and December 31, 2021. The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a "point-in-time" and from sources that are recognized "over-time and other" were as follows:

As of December 31,	2022	2021
Point in time (1)	33%	49%
Over time and other (2)	67%	51%
Net sales	100%	100%

(1) Revenue recognized at a "point-in-time" is primarily comprised of the portion of revenue from software and physical products sales that are recognized when the customer takes control of the product (i.e., upon delivery of the product), as well as royalties from revenues generated from sales of products and use of IP.

(2) Revenue recognized "over-time and other revenue" is primarily comprised of licensing and services which are contract balances. The Company accepts advance payments, primarily from newer customers ranging from 25% to 50% of the transaction price. Upon receipt of an advance payment, the Company recognizes deferred revenue, which is included on the accompanying consolidated balance sheets.

The following table breaks out the Company's sales by geographical region for the years ended December 31, 2022 and December 31, 2021:

As of December 31,	2022	%	2021	%
Asia	$ 15,438,030	14%	$ 11,267,284	17%
Europe	20,380,726	19%	9,033,097	14%
Middle East	683,460	1%	176,057	-%
North America	69,345,027	65%	43,509,420	68%
Oceania	1,613,576	1%	400,462	1%
South America	128,648	-%	-	-%
Total sales	$107,589,467	100%	$ 64,386,320	100%

In accordance with ASC 606, the following table represents a disaggregation of the Company's revenue for December 31, 2022 and December 31, 2021, respectively:

Deferred revenue rollforward for year ending December 31, 2022

	Beginning Balance	New Transactions	Revenue	Ending Balance
Physical product	$ 1,997,343	$ 1,434,882	$ (1,429,132)	$ 2,003,093
Licensing and royalties	3,642,657	4,365,000	(4,601,293)	3,406,364
Services	5,640,313	13,977,899	(13,062,930)	6,555,282
	$ 11,280,313	$ 19,777,781	$(19,093,355)	$ 11,964,739

Deferred revenue rollforward for year ending December 31, 2021

	Beginning Balance	New Transactions	Revenue	Ending Balance
Physical product	$ 1,368,237	$ 1,152,867	$ (523,761)	$ 1,997,343
Licensing and royalties	3,100,000	3,642,657	(3,100,000)	3,642,657
Services	811,640	5,123,766	(295,093)	5,640,313
	$ 5,279,877	$ 9,919,290	$ (3,918,854)	$ 11,280,313

Future annual revenues from deferred revenues are as follows:

2023	2024	2025	2026
$ 8,524,972	$ 2,455,204	$ 667,880	$ 316,683

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

On August 1, 2020, the Company entered into an agreement with PUBG (Krafton, Inc), to offer two years of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement the Company acts as an agent. On behalf of PUBG (Krafton, Inc), the Company markets and distributes the game, in various formats to its customers, invoices and collects payments from its customers. Upon collection, the Company retains its fees of $1 per unit of physical sales and $0.60 per unit of digital sales, and the Company remits the balance collected to PubG. As of December 31, 2022, the Company recognized $1,373,180 in revenue. The Company has no credit risk as it is not obligated to remit monies for any invoices which are uncollected. Accordingly, the Company only records revenues for its marketing and distribution fees. At the time the Company invoices its customers, it establishes a corresponding liability.

At December 31, 2022, the Company held $29.1 million of distributed products receivable on behalf of Krafton Inc. This amount is being offset in the liability to PubG amounting to $37.3 million.

15. **INCOME TAXES**

The total current tax and provision for income tax expense consists of the following as of December 31, 2022 and 2021:

As of December 31,	2022	2021
Current tax expense:		
Federal	$ 3,038,818	$ 206,386
State and local	502,028	310,205
Foreign	-	356,991
Total current tax expense	$ 3,540,846	$ 873,582
Deferred tax expense:		
Federal	3,956,772	1,274,509
State and local	953,078	199,058
Foreign	(131,194)	-
Total deferred tax expense	4,778,656	1,473,567
Total income tax expense	$ 8,319,502	$ 2,347,149

Deferred tax assets consist of the following as of December 31, 2022 and 2021:

As of December 31,		2022		2021
Deferred tax assets:				
Net operating losses	$	1,858,475	$	3,810,877
Stock-based compensation		841,850		109,607
Capitalized software and production		691,275		99,190
Accruals and other		394,727		396,285
		3,786,327		4,326,679
Deferred tax liability - Unrealized gain on derivative asset		(4,238,303)		-
Net deferred tax asset/(liability)	$	(451,976)	$	4,326,679

The Company has recorded a deferred tax liability of $4.2 million related to the unrealized gain of $15.9 million on the derivative asset described in Note 7.

In connection with the Company unrealized gain on its forward purchase contract to acquire equity securities in 5th Planet Games, which is accounted for as a derivative asset, management plans to acquire a controlling interest, thus indefinitely deferring the gain for income tax reporting purposes.

Consideration of whether a valuation allowance should be recorded against deferred tax assets is based on the likelihood that the benefits of the deferred tax assets will or will not ultimately be realized in future periods. Accounting standards require that all available evidence, both positive and negative, be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Realization of the future benefits related to the deferred tax assets is dependent on many factors, including the company's ability to generate taxable income within the near to medium term and tax planning strategy. The Company has considered these factors in determining the amount of the valuation allowance.

The Company had no valuation allowance as of December 31, 2022 and 2021, as net deferred tax assets are expected to be fully utilized in future periods.

The federal and blended state income tax rates used in determining the provision for the year ended December 31, 2022 is 21.0% and 3.7%, when applicable, respectively. The Company's effective tax rate was less than the statutory rate due to net operating losses ("NOLs") applied against income.

As of December 31, 2022, the Company had approximately $18,022,151 of federal and $11,360,000 of state net operating losses.

For the years ended December 31, 2022, and 2021, the Company did not take any material uncertain tax positions.

The Company has not received any notice or indication of federal income tax examination and as such the tax years 2019 through 2022 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

16.   **SUPPLEMENTAL CASH FLOW INFORMATION**

As of December 31,2022		2022		2021
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	9,683	$	12,269
Cash paid for income taxes	$	2,663,515	$	917,092
Non cash investing and financing activities:				
Common interests issued to acquire noncontrolling interest	$	-	$	570,000

Common interest appreciation rights issued to acquire NCI	$	-	$	1,668,362
Derivatives received in exchange of license	$	542,880	$	2,714,403
C2X Investment	$	750,000		

17. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) retirement plan (the "Plan") that covers eligible employees of the Company. Under the terms of the Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $297,932 and $210,215 for December 31, 2022 and December 2021, respectively. which is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The contributions represent 100% match of the employee's 401(k) contributions after three months of employment, based on contributions up to 4%.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events that occurred from January 1, 2023 through the date of the independent auditor's report, which is the date that the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below:

On January 4, 2023, the Company granted options to acquire 1,552 common interests as part of the 2019 Equity Incentive Plan (the "Plan").

Capital Raise As of February 17, 2023 the Company has closed on the sale of 23,134 Common interests at $500 per Interest, for $11,567,000 in connection with its December 5, 2022, Regulation A offering (see footnote 11 above). The sale of these interests is subject to the terms and condition of the offering circular, including certain escrow requirements. To date the company has received two disbursements on January 18, 2023 and February 17, 2023. To date, the Company has paid $742,080 in commission and fees related to the sales and will realize net proceeds of $9,668,220.

On February 21, 2023 the Company exercised the 481,824 warrants at $0.01 (see note 7).

On February 28, 2023, the Company made the tranche 2 payment of $1,500,000 for 1,250,000 shares at $1.20 per share, for the Mega Cat Studios investment.